                                   FORM 11-K


                              [X] ANNUAL REPORTS
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000


                                      OR


                             [_] TRANSITION REPORT
                         PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               [NO FEE REQUIRED]


For the one-day transition period from __________ to _________________

Commission file number 1-1153


                          NEWMONT MINING CORPORATION
                     RETIREMENT SAVINGS PLAN (NON-UNION)
              --------------------------------------------------
                               (Title of Plans)

                          NEWMONT MINING CORPORATION
                          --------------------------
                            (Issuer of Securities)

                  1700 Lincoln Street, Denver, Colorado 80203
                  -------------------------------------------
                         (Principal Executive Office)

NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)

Financial Statements And Supplemental Schedule
As Of December 31, 2000 And 1999

Together With Report Of Independent Public Accountants

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


                       INDEX TO FINANCIAL STATEMENTS AND
                       ---------------------------------

                             SUPPLEMENTAL SCHEDULE
                             ---------------------



                                                             Page(s)
                                                             -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                        1
----------------------------------------

FINANCIAL STATEMENTS:
---------------------
 Statements of Net Assets Available for Benefits
   as of December 31, 2000 and 1999                             2

 Statement of Changes in Net Assets Available for Benefits
   for the Year Ended December 31, 2000                         3

NOTES TO FINANCIAL STATEMENTS                                  4-8
-----------------------------

SUPPLEMENTAL SCHEDULE:
----------------------
 Schedule I - Schedule of Assets (Held at End of Year)
   as of December 31, 2000                                      9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Administration Committee of the Newmont Retirement Savings Plan (Non-Union):

We have audited the accompanying statements of net assets available for benefits of the NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION) (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP

Denver, Colorado,
   June 22, 2001.
                                     - 1 -

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                        AS OF DECEMBER 31, 2000 AND 1999
                        --------------------------------


                                        2000           1999
                                     ------------  ------------
INVESTMENTS, at fair value (Notes 2
 and 3):
  Registered investment companies    $131,342,614  $140,588,990
  Employer stock                       19,031,915    15,024,518
  Participant loans                     8,183,041     7,864,231
                                     ------------  ------------
        Total investments             158,557,570   163,477,739
                                     ------------  ------------
RECEIVABLES:
  Participant contributions                     -        15,482
  Employer contributions                        -         3,376
                                     ------------  ------------
        Total receivables                       -        18,858
                                     ------------  ------------
NET ASSETS AVAILABLE FOR BENEFITS    $158,557,570  $163,496,597
                                     ============  ============

        The accompanying notes are an integral part of these statements.

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                      ------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income (loss)-
    Interest, dividends and other income                             $  9,325,717
    Net depreciation in fair value of investments (Notes 2 and 3)     (19,404,227)
                                                                     ------------
        Total investment income (loss)                                (10,078,510)
                                                                     ------------
  Contributions-
    Employer                                                            7,097,790
    Participant                                                        10,815,766
    Rollover                                                              741,924
                                                                     ------------
        Total contributions                                            18,655,480
                                                                     ------------
  Transfers from Newmont Retirement Savings Plan for
      Hourly-Rated Employees (Note 1)                                      92,900
                                                                     ------------
        Total additions                                                 8,669,870
                                                                     ------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Payment of benefits                                                 (13,590,131)
  Administrative expenses and other                                       (18,766)
                                                                     ------------
        Total deductions                                              (13,608,897)
                                                                     ------------
        Net decrease                                                   (4,939,027)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   163,496,597
                                                                  ---------------
  End of year                                                        $158,557,570
                                                                  ===============

        The accompanying notes are an integral part of this statement.

                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                           DECEMBER 31, 2000 AND 1999
                           --------------------------



1.  DESCRIPTION OF PLAN:
    --------------------

The following description of the Newmont Retirement Savings Plan (Non-Union) (the "Plan") (formerly known as Newmont Gold Company Retirement Savings Plan) provides only general information. Participants and all others should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan was established on July 1, 1973 by Newmont Mining Corporation (the "Company") for the benefit of all eligible employees which excludes collectively bargained employees, non-U.S. citizens and leased employees. Effective January 1, 1998, the Plan was amended and restated. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

Trust
-----

Trustee, record keeping and investment management services are performed by the Vanguard Group, Inc. ("Vanguard" or "Trustee").

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment fund options offered under the Plan.

Eligibility and Contributions
-----------------------------

Full time employees are eligible to participate in the Plan after performing an hour of service. Part-time employees are eligible to participate in the Plan after a year of eligibility service and 1,000 hours of service, as defined by the Plan document. Participants may elect to contribute to the Plan, on a pre-tax or after-tax basis or combination thereof, up to 15% of their Plan eligible compensation to a maximum of $10,500 on a pre-tax basis for the 2000 Plan year. Participants' contributions are matched by the Company, not to exceed 6% of their compensation. Total matching contributions are limited to $12,000 annually per participant. Hourly participants also receive a retirement contribution from the Company of 2% of compensation, as defined. Effective January 1, 1999 the Company match was made in Company common stock. Annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and the Company's matching and retirement contributions.

Vesting
-------

Participants are fully vested in their contributions, and are vested in Company matching contributions as follows:

     . 20% for each year of service completed and 100% after four years of service, for participants who were eligible employees on or after January 1, 1998
     . 100% of such contributions as of May 5, 1997 and 100% for all subsequent contributions, for employees who were participants under the Santa Fe Plan on May 5, 1997


Participants are vested in retirement contributions from the Company as follows:

     . 100% after five years of service, for participants whose employment commencement date was on or after January 1, 1998
     . 20% for each year of service completed and fully after four years of service, for participants whose employment commencement date was on or prior to December 31, 1997


Additionally, participants may become fully vested in Company contributions upon death, disability or retirement.

Forfeited non-vested account balances are applied to future Company matching contributions. During 2000, no forfeitures were used to reduce Company matching contributions. At December 31, 2000 and 1999, forfeited non-vested accounts totaled $496,077 and $357,382, respectively.

Under Plan provisions, the Trustee may accept "rollover contributions" from participants. Rollover contributions represent distributions to a participant from another plan, which plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code"). Rollover contributions are fully vested and are not taken into account, or do not affect in any way, the maximum annual contribution limitation.

Transfers from Newmont Retirement Savings Plan for Hourly-Rated Employees
-------------------------------------------------------------------------

During 2000, certain participants in the Newmont Retirement Savings Plan for Hourly-Rated Employees ("Union Plan") had a change in employment status in which they were no longer Union employees covered by a collective bargaining agreement. In connection with this change in employment status, they became eligible to participate in the Plan and transferred their account balances totaling $92,900 from the Union Plan to the Plan.

Participant Accounts
--------------------

An individual plan account is maintained for each participant within the Plan. Each participant's account is credited with the participant's contributions, the corresponding Company matching and retirement contributions, and an allocation of plan earnings calculated daily based on participant account balances.

Payment of Benefits
-------------------

Upon retirement, death, disability, or termination of service, a participant may elect to receive a distribution equal to his or her vested account balance. In-service and hardship withdrawals are allowed if certain criteria are met.

Investments
-----------

Participants may invest their contributions and their corresponding Company matching contributions in various registered investment companies and the Employer stock.

Loans
-----

Loans may be made to participants from their individual plan account, with a minimum loan amount of $1,000 and a maximum amount equal to the lesser of (a) 50% of such participant's vested balance or (b) $50,000. The interest rate on such loans is determined by the Trustee and is based on the prime lending rate at the date of the loan, plus 1%, and is fixed over the term of the loan. The term/repayment period may be up to five years, or up to 15 years if loan proceeds are used for the purchase of a principal residence.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
    -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition
-----------------------------------------------

The Plan's investment funds are stated at fair value based on quoted market prices, which were readily determinable at December 31, 2000 and 1999. Cash equivalents and participant loans are stated at cost which approximates fair value.

The increase (decrease) in the fair value of investments held in the Plan are reflected in the Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
-------------------

Benefit payments are recorded when paid.

Administrative Fees
-------------------

The Company pays all administrative expenses of the Plan, except for loan processing fees on loans initiated subsequent to October 1, 1995.

3. INVESTMENTS:
   ------------

The fair market value of individual investment funds representing 5% or more of the Plan's net assets as of December 31, 2000 and 1999 is as follows:

                                                     2000                    1999
                                            -----------------------  -----------------------
                                            Number of                Number of
                                            Shares of                Shares of
                                            Principal     Market     Principal      Market
                                              Value       Value        Value        Value
                                            ---------   -----------  ----------  -----------
AIM Constellation Fund, Class A                580,893  $16,805,239     404,082  $16,369,343
Vanguard 500 Index Fund                        358,655   43,705,660     382,514   51,765,585
Vanguard LifeStrategy Moderate
  Growth Fund                                  824,710   14,218,008     785,566   14,281,589
Vanguard Prime Money Market Fund            29,938,758   29,938,758  32,094,974   32,094,974
Newmont Mining Stock                         1,115,424   19,031,915     613,246   15,024,518
Participating Loans                          8,183,041    8,183,041   7,864,231    7,864,231

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

          Registered investment companies      $(15,208,586)
          Employer stock                         (4,195,641)
                                               -------------
                                               $(19,404,227)
                                               =============


4. PLAN TERMINATION:
   -----------------

Although the Company expects to continue the Plan indefinitely, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan ("full termination") subject to the provisions of ERISA. In the event of (a) full termination, (b) termination with respect to a group or class of participants ("partial termination") or (c) a partial discontinuance of contributions, the unvested portion of Company contributions for participants subject to such full termination, partial termination or partial discontinuance will become fully vested and nonforfeitable.

5.  TAX STATUS:
    -----------

A favorable determination letter dated December 4, 1996, has been received from the Internal Revenue Service stating that the Trust established under the Plan is exempt from Federal income taxes. Such exemption results from meeting requirements of a qualified plan under the Code. While the Plan has been subsequently amended from time to time, the Plan Administrator believes that such amendments have not affected the Plan's status as a qualified plan and that the Plan continues to be in compliance with such requirements.

6.  RELATED PARTY TRANSACTIONS:
    ---------------------------

Plan assets are invested in shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for only those investments as defined by the Plan. Also, certain Plan assets are also invested in shares of Employer stock.Transactions in such investments qualify as party-in-interest transactions that are exempt from prohibited transaction rules.

7.  RISKS AND UNCERTAINTIES:
    ------------------------

The Plan provides for various investment options in registered investment companies and Employer stock. Investments, in general, are exposed to various risks, such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term.

8. SUBSEQUENT EVENT:
   -----------------

On January 10, 2001, the June 21, 2000 merger agreement between the Company and Battle Mountain Gold Company ("Battle Mountain") which provided, among other things, that Battle Mountain will merge with and become a wholly-owned subsidiary of the Company was finalized.

In connection with the merger, on April 30, 2001, the Battle Mountain Gold Company Savings Plan and the Battle Mountain Gold Company Savings Plan for Hourly Rated Employees (collectively the "BMG Plans") were merged into the Plan. The total amount of assets transferred from the BMG Plans was $6,620,865. Also, in connection with the merger, participants in the BMG Plans became 100% vested in their accounts.

                                                                      SCHEDULE I





                  NEWMONT RETIREMENT SAVINGS PLAN (NON-UNION)
                  -------------------------------------------


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                    ----------------------------------------

                            AS OF DECEMBER 31, 2000
                            -----------------------



                                                                                         Number of
                                                                                         Shares or
Identity of Issue, Borrower,                                                             Principal          Current
  Lessor, or Similar Party                   Description of Investment                     Value             Value
----------------------------    ---------------------------------------------------      ---------        --------------
Vanguard Fiduciary
  Trust Company:                Registered Investment Companies:
                                   AIM Constellation Fund, Class A                        580,893           $ 16,805,239
                                   Templeton Developing Markets Trust - Class I            54,414                576,242
                                   *Vanguard 500 Index Fund                               358,655             43,705,660
                                   *Vanguard Extended Market Index Fund                    52,300              1,392,227
                                   *Vanguard International Growth Fund                    397,837              7,507,189
                                   *Vanguard LifeStrategy Conservative Growth Fund        318,518              4,682,213
                                   *Vanguard LifeStrategy Growth Fund                     181,210              3,549,912
                                   *Vanguard LifeStrategy Income Fund                     163,151              2,120,965
                                   *Vanguard LifeStrategy Moderate Growth Fund            824,710             14,218,008
                                   *Vanguard Prime Money Market Fund                   29,938,758             29,938,758
                                   *Vanguard Total Bond Market Index Fund                 279,646              2,785,276
                                   *Vanguard U.S. Growth Fund                              99,888              2,761,890
                                   *Vanguard Wellington Fund                               19,901                561,414
                                   *Vanguard Windsor II Fund                               27,118                737,621
                                                                                                            ------------
                                                                                                             131,342,614

                                Employer Stock Fund:
                                  *Newmont Mining Stock                                 1,115,424             19,031,915

                                Participant Loans (a)
                                  Interest rates ranging from 7.00% - 10.50%            8,183,041              8,183,041
                                                                                                            -------------
                                     Total                                                                  $158,557,570
                                                                                                            =============


*    Represents a party-in-interest.
(a) Participant loans under the Plan bear interest at prime, as of the date of borrowing, plus one percent.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Newmont Mining Corporation
                             Retirement Savings Plan (Non-Union)


                             By:   /s/ Orlando Esquibel
                                -----------------------
                                   Administration Committee Member



                             By:   /s/ Britt D. Banks
                                ---------------------
                                   Vice President, General Counsel and Secretary

Dated:    June 25, 2001

                                 Exhibit Index



Exhibit No.              Exhibit

  23                     Consent of Arthur Andersen LLP